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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48197

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.J. ROBB VARIABLE CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6075 POPLAR AVENUE, SUITE 400

(No. and Street)

MEMPHIS	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER MATLOCK   717-736-8159

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP

(Name – *if individual, state last, first, middle name*)

800 GREEN VALLEY ROAD, SUITE 500	GREENSBORO	NC	27408
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 0 1 2019
Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JENNIFER MATLOCK _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.J. ROBB VARIABLE CORPORATION _____, as of DECEMBER 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
Title

_____
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Wendy L. Kauffman, Notary Public
Dauphin County
My commission expires September 23, 2022
Commission number 1258155
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

P.J. Robb Variable Corporation

(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2018

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Index
December 31, 2018



pwc

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
P.J. Robb Variable Corporation

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of P.J. Robb Variable Corporation (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408
T: (336) 665- 2700, F: (336) 665-2699, www.pwc.com/us

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 15,385,658
Segregated cash under regulation	200,000
Commissions receivable, net of allowance of $92,506	6,953,755
Intangibles, net of accumulated amortization	811,366
Goodwill	13,431,068
Other assets	83,196
Total assets	**$ 36,865,043**

Liabilities and Stockholder's Equity

Commissions payable	$ 3,108,390
Income tax payable to affiliate	828,904
Payable to Parent	1,446,518
Accrued expenses and other liabilities	19,299
Deferred tax liability, net	162,379
Total liabilities	**5,565,490**

Commitments and contingencies (Note 8)

Stockholder's equity

Common stock and additional paid-in capital: no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	20,777,967
Retained earnings	10,521,586
Total stockholder's equity	**31,299,553**
Total liabilities and stockholder's equity	**$ 36,865,043**

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of Crump Life Insurance Services, Inc.)
Statement of Financial Condition
December 31, 2018

1. **Organization**

    P.J. Robb Variable Corporation (the "Company"), is a wholly owned subsidiary of Crump Life Insurance Services, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Branch Banking and Trust Company ("BB&T"). BB&T is a wholly owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of Tennessee, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company conducts business on a national basis.

2. **Summary of Significant Accounting Policies**

    The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

    Use of Estimates
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to intangibles, goodwill and tax assets, liabilities and expense. Actual results could differ from those estimates.

    Cash
    Cash includes funds on deposit with financial institutions that are available for withdrawal on demand.

    Cash Segregated Under Regulation
    The Company had $200,000 of cash on deposit at December 31, 2018 in a restricted cash account for the exclusive benefit of customers.

    Commissions Receivable
    The Company's receivables are from insurance carriers. The Company has reflected commissions receivable arising from the Company's operations on its Statement of Financial Condition. The Company maintains an allowance for adjustments on its commissions receivable. In establishing the required allowance, management considers historical losses, current receivable aging, lapse patterns and current economic conditions.

Goodwill and Intangible assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles). Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the impairment test. The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value.

Intangible assets consist of acquired customer contracts and are amortized over their estimated useful life based upon customer retention rates. Whenever events or changes in circumstances indicate that the carrying amount for an asset may not be recoverable, the Company evaluates the asset for impairment. Intangible assets resulting from acquired customer relationships are evaluated in light of actual customer attrition rates and related cash flows to ensure that the carrying value of these intangible assets is recoverable. If an intangible asset is impaired, the asset is written down to estimated fair value. Through December 31, 2018, the Company did not record any impairments related to goodwill or other intangible assets.

Additional information pertaining to intangible assets is presented in Note 5.

Income Taxes

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated Federal income tax return of the Corporation. The method of allocating Federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. **Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2018, the Company had net capital under the Rule of $14,275,579 which was $13,911,782 in excess of its minimum required net capital of $363,797. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 38%.

4.   **Related Party Transactions**

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Cash
The Company had $785.658 of cash on deposit with BB&T at December 31, 2018 that is noninterest bearing.

Income Tax Payable to Affiliate
The Company had $828,904 in income tax payable to BB&T at December 31, 2018, presented on the Statement of Financial Condition.

Payable to Parent
At December 31, 2018, the Company had a payable of $1,446,518 to the Parent, presented on the Statement of Financial Condition. Included in this amount were a payable of $491,872 for administrative service fees and a payable of $954,646 which resulted from unsettled operational amounts.

5.   **Intangible Assets**

The Company has intangible assets resulting from customer relationships. The intangible assets have a remaining estimated useful life of 3 years. At December 31, 2018, the gross carrying amount of the intangible assets was $6,000,000 and the accumulated amortization was 5,188,634.

6.   **Income Taxes**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included on the Statement of Financial Condition, and deferred tax liabilities at December 31, 2018, are presented below:

Deferred tax assets		
Allowance for commission adjustments	$	21,889
Agent advances allowance		7,720
Total deferred tax assets		29,609
Deferred tax liabilities		
Intangibles		(191,988)
Total deferred tax liabilities		(191,988)
Net deferred tax liability	$	(162,379)

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2018 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. The IRS has completed its Federal income tax examinations of BB&T through 2014. Various years remain subject to examination by state and local taxing authorities.

7. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

8. Commitments and Contingencies

At December 31, 2018, management is not aware of any material contingent liabilities and the Company has no material future commitments.

9. Subsequent Events

On February 7, 2019, the Corporation entered into an Agreement and Plan of Merger with SunTrust Banks, Inc. The Merger Agreement provides that SunTrust will merge with and into the Corporation with the Corporation as the surviving entity in the Merger